SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

SCHEDULE 13D
[Rule 13d-101]

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13(d)-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13(d)-2(a)

(Amendment No. 15)
(Final Amendment)

______________________________

PARLUX FRAGRANCES, INC.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of class of securities)

701645103
(CUSIP number)

Richard J. Grossman, Esq. Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square, New York, New York 10036 (212) 735 3000
(Name, address and telephone number of person authorized to receive notices and communications)

April 18, 2012
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 5 Pages)

CUSIP No. 701645103		13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSON		Glenn H. Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0%
14	TYPE OF REPORTING PERSON:		IN

CUSIP No. 701645103		13D	Page 3 of 5 Pages

1	NAME OF REPORTING PERSON		Lillian Ruth Nussdorf
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS:		PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):		☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER:	0
	8	SHARED VOTING POWER:	0
	9	SOLE DISPOSITIVE POWER:	0
	10	SHARED DISPOSITIVE POWER:	0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON:		0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		0%
14	TYPE OF REPORTING PERSON:		IN

This Amendment No. 15 (“Amendment No. 15”) is being filed by and on behalf of Glenn H. Nussdorf (“Mr. Nussdorf”) and Lillian Ruth Nussdorf (“Ms. Nussdorf,” and collectively with Mr. Nussdorf, the “Nussdorfs”), and it amends the statement of beneficial ownership on Schedule 13D (the “Schedule 13D”) filed on September 7, 2006, as amended by Amendment No. 1 filed on September 27, 2006, Amendment No. 2 filed on September 27, 2006, Amendment No. 3 filed on October 17, 2006, Amendment No. 4 filed on November 21, 2006, Amendment No. 5 filed on December 22, 2006, Amendment No. 6 filed on January 10, 2007, Amendment No. 7 filed on January 26, 2007, Amendment No. 8 filed on February 7, 2007, Amendment No. 9 filed on August 11, 2011, Amendment No. 10 filed on September 7, 2011, Amendment No. 11 filed on October 31, 2011, Amendment No. 12 filed on December 2, 2011, Amendment No. 13 filed on December 27, 2011 and Amendment No. 14 filed on January 25, 2012, with respect to the ownership of common stock, par value $0.01 per share (“Common Stock”), of Parlux Fragrances, Inc. (“Parlux” or the “Company”).  Capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D, as previously amended.

ITEM 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended in its entirety to read as follows:

Item 5(a)-(d).  Effective April 18, 2012, the shares of Common Stock, owned by the Nussdorfs were converted, in the aggregate, into the right to receive 1,092,806 shares of common stock of Perfumania and $3.00 in cash pursuant to the Merger Agreement (as described in Amendment No. 13).  Accordingly, the Nussdorfs no longer beneficially own any securities of the Company.

Item 5 (e) As of April 18, 2012, the Nussdorfs ceased to be the beneficial owners of more than 5% of the shares of Common Stock.

4 of 5

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Dated:  April 19, 2012

/s/ Alfred R. Paliani
Glenn H. Nussdorf By: Alfred R. Paliani, duly authorized under previously filed Power of Attorney

/s/ Alfred R. Paliani
Lillian Ruth Nussdorf By: Alfred R. Paliani, duly authorized under previously filed Power of Attorney